UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of June, 2004

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
FORM 51-102F3

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated June 4, 2004	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation
Date: June 4, 2004	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

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FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company Cameco Corporation (“Cameco”) 2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2	Date of Material Change May 30, 2004.

Item 3	News Release
The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on May 30, 2004.

Item 4	Summary of Material Change
Cameco does not expect to acquire the 25.2% interest in the South Texas Project (STP). Two current owners of STP, Texas Genco and San Antonio City Public Service Board, have indicated their intention to exercise rights of first refusal to purchase this interest.

Item 5	Full Description of Material Change
On May 30, 2004, Cameco announced it does not expect to acquire a 25.2% interest in the South Texas Project (STP). Two current owners of STP, Texas Genco and San Antonio City Public Service Board, have indicated their intention to exercise rights of first refusal to purchase this interest.

On March 1, 2004, Cameco announced a $333 million (US) agreement to purchase a 25.2% interest in STP from a wholly owned subsidiary of American Electric Power, subject to a number of conditions including the right of first refusal by the other STP owners. Under the terms of the agreement, Cameco is entitled to receive $7 million (US) in compensation if the transaction does not proceed because the right of first refusal is exercised.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

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Item 8	Executive Officer Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

The foregoing accurately discloses the material change referred to herein.

Item 9	Date of Report June 4, 2004.

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